Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund December 2018 Update
January 28, 2019

Supplement dated January 28, 2019 to Prospectus dated July 13, 2018
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.54%	-9.92%	$4.70M	$946.239
B	0.49%	-10.50%	$51.28M	$767.312
Legacy 1	0.73%	-7.80%	$1.01M	$776.344
Legacy 2	0.71%	-8.03%	$0.33M	$756.325
Global 1	0.78%	-6.95%	$19.26M	$777.395
Global 2	0.76%	-7.19%	$0.73M	$759.260
Global 3	0.61%	-8.82%	$0.62M	$640.570

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The U.S. dollar weakened after the U.S. and China agreed to a trade truce which reduced demand for the safe-haven currency.  The Canadian dollar weakened on tariffs and falling oil prices.  The Japanese yen, euro and the Swiss franc strengthened on U.S. political tensions, trade worries and volatility in the stock markets.  The Australian dollar and the New Zealand dollar weakened after the U.S. Federal Reserve decided to raise interest rates.

Energy:  Crude oil prices fell due to elevated supplies and expectations of weaker demand.  Natural gas prices fell over 30% on forecasts for milder weather.

Equities: Global equity markets declined on fears of a global economic slowdown, continued trade tensions and domestic political uncertainty.

Fixed Income: Global fixed income markets, particularly in Germany and shorter-term interest rate markets, moved higher due to lower expectations about tightening monetary policy during 2019 and increased investor uncertainty.

Grains/Foods:  Corn markets rose on expectations of increased demand from China due to a 90-day truce in trade disagreements.  Wheat markets fell after Russia increased its export forecast.  Sugar prices declined on continued excess supply and a weaker Brazilian real.  Cocoa markets rose over 12% as dry weather in the Ivory coast and Ghana, top producers, tightened supplies.  Lean hog prices rose on expectations of increased demand from China due to swine fever that has affected their hog supply as well as the trade truce.

Metals: Gold and silver prices rose slightly as volatility in global stock markets increased demand for safe-haven assets.  Copper and base metal prices declined due to concerns of an economic slowdown.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$736,454	-$3,012,581
Change In Unrealized Income (Loss)	-51,070	-380,130
Brokerage Commission	-21,150	-405,452
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-71,981	-963,795
Change in Accrued Commission	305	16,245
Net Trading Income (Loss)	592,558	-4,745,713

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$63,546	$715,686
Interest, Other	43,658	248,807
Income from Securities	87,736	-976,030
Dividend Income	0	0
Total Income (Loss)	787,498	-4,757,250

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	10,293
Operating Expenses	16,593	237,141
Organization and Offering Expenses	19,125	272,785
Brokerage Expenses	302,960	4,297,318
Dividend Expenses	0	0
Total Expenses	338,678	4,817,537

Net Income (Loss)	$448,820	-$9,574,787

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$78,875,174	$113,483,622
Additions	0	166
Net Income (Loss)	448,820	-9,574,787
Redemptions	-1,389,295	-25,974,302
Balance at December 31, 2018	$77,934,699	$77,934,699

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$946.239	4,963.03647	$4,696,219	0.54%	-9.92%
B	$767.312	66,834.10893	$51,282,620	0.49%	-10.50%
Legacy 1	$776.344	1,300.32899	$1,009,503	0.73%	-7.80%
Legacy 2	$756.325	430.02681	$325,240	0.71%	-8.03%
Global 1	$777.395	24,780.11285	$19,263,927	0.78%	-6.95%
Global 2	$759.260	967.88417	$734,876	0.76%	-7.19%
Global 3	$640.570	971.49916	$622,313	0.61%	-8.82%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership